SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-15749
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Alliance Data Systems
401(k) and Retirement Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, Texas 75252

Alliance Data Systems 401(k) and Retirement Savings Plan
Report on Audits of Financial Statements
As of and for the Years Ended December 31, 2006 and 2005
and Supplemental Schedule
As of December 31, 2006

*	All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Alliance Data
Systems Corporation, Compensation Committee of
the Board of Directors and Plan Administrator
of the Alliance Data Systems 401(k) and
Retirement Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the Alliance Data Systems 401(k) and Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments held at end of year December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As discussed in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-1-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.
/s/ Ary Roepcke Mulchaey Stevenson, P.C.
Columbus, Ohio
June 28, 2007

Alliance Data Systems 401(k) and Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets:

Investments at fair value	$214,921,221	$170,822,357

Cash	480,624	52,864

Receivable for contributions:
Employer	7,752,228	7,125,648
Participants	811,375	692,296

Total contributions receivable	8,563,603	7,817,944

Due from brokers	154,905	77,358

Total assets	224,120,353	178,770,523

Liabilities:

Administrative fees payable	20,766	39,352
Excess contribution payable	70,000	—
Due to broker	29,865	37,426

Total liabilities	120,631	76,778

Net assets available for benefits at fair value	223,999,722	178,693,745

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	706,304	441,140

Net assets available for benefits	$224,706,026	$179,134,885

The accompanying notes are an integral part of these financial statements.

Alliance Data Systems 401(k) and Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2006 and 2005

	2006	2005
Additions:

Investment income:
Net appreciation in fair value of investments	$16,846,281	$4,966,472
Mutual funds’ earnings	7,363,598	3,883,955
Common collective trust’s earnings	1,258,462	1,067,129
Interest	318,939	234,718
Dividends	22,141	8,651

Total investment income	25,809,421	10,160,925

Contributions:
Employer	15,826,370	14,648,516
Participants	18,422,101	16,724,629
Rollovers	2,341,783	5,717,515

Total contributions	36,590,254	37,090,660

Total additions	62,399,675	47,251,585

Deductions:

Distributions to participants	18,720,001	15,719,934
Administrative expenses	262,812	261,844

Total deductions	18,982,813	15,981,778

Net increase prior to transfers	43,416,862	31,269,807

Transfers from DoubleClick	2,154,279	—

Net Increase	45,571,141	31,269,807

Net assets available for benefits:
Beginning of year	179,134,885	147,865,078

End of year	$224,706,026	$179,134,885

The accompanying notes are an integral part of these financial statements.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
1. Description of the plan
General
The Alliance Data Systems 401(k) and Retirement Savings Plan (the “Plan”) is a defined contribution plan covering certain employees of ADS Alliance Data Systems, Inc. (“ADSI”) and its affiliates (the “Employer”). Employees of the Employer 21 years of age or more are generally eligible to participate immediately. Seasonal, temporary and on-call employees who perform more than 1,000 hours of service within one year are also eligible.
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) as amended.
Contributions
Employer’s Contributions
The Employer may authorize a discretionary profit sharing contribution (“Profit Sharing Contribution”), which will be a specified percentage of the participant’s compensation and may be integrated with Social Security to the extent permitted under the Internal Revenue Code (“Code”). To be eligible a participant must not have separated from service as of the end of the Plan year unless due to death, total and permanent disability, or retirement on or after normal retirement age. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Code. The annual compensation limit for the Plan years ended December 31, 2006 and 2005 was $220,000 and $210,000, respectively.
The Employer’s contributions relating to the Profit Sharing Contribution for the years ended December 31, 2006 and 2005 were $7,770,826 and $6,845,304, respectively.
The Employer will provide a 100% matching contribution on the first 3% and a 50% matching contribution on the next 2% of a participant’s voluntary contributions based on a payroll period basis for participants who have completed either 180 days of uninterrupted service with the Employer or a year of eligibility service, which ever occurs first. As of the end of the Plan year, the Employer will provide a true up matching contribution based on the above percentages, voluntary contributions and compensation for the Plan year.
Participant’s Voluntary Contributions
A participant may elect to make a voluntary tax-deferred or after-tax contribution of 1% to 100% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Code adjusted annually ($15,000 at December 31, 2006). Sections 401(k)(3) and 401(m)(3) of the Code may limit the voluntary contribution.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
A participant age 50 and over before the close of the Plan year may elect a catch-up voluntary tax-deferred or after-tax contribution up to $5,000 and $4,000 for the Plan years ended December 31, 2006 and 2005, respectively.
Contributions received from participants for 2006 and 2005 are net of refunds of $120,166 to be made during 2007 and $16,108 made in 2006 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.
Investment options
The participants direct the investment of their own and the Employer’s contributions into various investment options offered by the Plan. The Plan currently offers eight mutual funds, a common collective trust, self directed brokerage accounts, and the Employer’s common stock (“Employer Securities”) as investment options.
Participant accounts
Each participant’s account is credited with the participant’s contributions and allocations of 1) the Employer’s contributions, 2) investment earnings, and 3) administrative expenses. Allocations are based on the participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
A participant is fully and immediately vested for voluntary, rollover, and Employer matching contributions provided after December 31, 2004, and is credited with a year of vesting service in the Employer’s other contributions for each Plan year that the participant is credited with at least 500 hours of service.
A summary of vesting percentages relating to Employer’s matching contributions provided prior to December 31, 2004 follows:

Years of vested service	Percentage
Less than 1 year	0%
1 year	20
2 years	40
3 years	60
4 years	80
5 years	100
A summary of vesting percentages relating to the Employer’s Profit Sharing Contributions follows:

Years of vested service	Percentage
Less than 5 years	0%
5 years	100

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
Payment of benefits
The full value of participants’ accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants’ accounts, to the extent vested, become payable. Those participants with vested account balances greater than $1,000 have the option of leaving their accounts invested in the Plan until age 70 1/2. All benefits will be paid as a lump-sum distribution. Those participants holding shares of Employer Securities will have the option of receiving such amounts in whole shares of Employer Securities and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan or individual retirement account specified by the participant.
In service withdrawals
A participant may elect to withdraw an amount in cash from the participant’s after-tax account.
A participant, upon reaching age 59 1/2, may withdraw up to 100% of the participant’s vested account balance.
A participant may elect a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.
Participant loans
Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account with repayment made from payroll deductions. All loans become due and payable in full upon a participant’s termination of employment with the Employer. The borrowing is a separate earmarked investment of the participant’s account. Interest on the borrowing is based on the prime interest rate as reported in the Wall Street Journal on the first business day of the calendar quarter in which the loan occurs plus one percent.
Amounts allocated to participants withdrawn from the Plan
There was $488,748 and $20,235 allocated, but not yet paid, to participants withdrawn from the Plan at December 31, 2006 and 2005, respectively.
Forfeitures
Forfeitures are used to reduce the Employer provided contributions. Forfeitures of $532,427 and $483,515 were used to reduce contributions for the years ended December 31, 2006 and 2005, respectively. At December 31, 2006 there were $2,740 of unused forfeitures, which represent unallocated amounts. There were no unused forfeitures at December 31, 2005.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
Expenses
Expenses of the Plan are deducted from participants’ accounts as follows:
1) participant fee of from $6.50 to $6.92 less a revenue credit each month for revenue received from the mutual funds and common collective funds offered in the Plan, 2) a $50 loan origination fee that is withheld from a loan check and a $2 per month maintenance fee, 3) the lesser of $35 or 10% of their vested account for distributions, 4) a fee of $100 per year if the participant uses the self directed brokerage option, and 5) trustee fees relating to the INVESCO Stable Value Trust investment which are paid by the Plan from earnings not allocated to participants’ accounts.
Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan’s assets will be added to the cost of investments purchased or deducted from the proceeds of investments sold.
Transfers from DoubleClick
During 2006 the Employer acquired DoubleClick Email Solutions and the net assets of the participants in the DoubleClick, Inc. 401(k) Plan were merged into the Plan.
2. Summary of accounting policies
Basis of presentation
The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.
Estimates
The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the date of the financial statements and the changes in net assets available for Plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.
Risks
The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market and credit risks. These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.
Income recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
Investment valuation
Mutual funds are stated at fair value as determined by quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued as determined by quoted market price. The common collective trust is stated at estimated fair value, which has been determined based on the unit values of the trust. The trustee sponsoring the common collective trust determines the unit value by dividing the trust’s net asset at fair value by its units outstanding at the valuation dates.
Net appreciation in fair value of investments
Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments.
Benefit payments
Benefits are recorded when paid.
New Accounting Pronouncements
As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) No. AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP requires the Statement of Net Assets Available for Benefits to present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets for Benefits as of December 31, 2005. Adoption of the FSP has no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.
In September 2006, The FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements, SFAS 157 provides guidance for using fair value to measure assets and liabilities and only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not expand the use of fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan does not believe the adoption of SFAS 157 will have a material impact on the financial statements.
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year financial statement presentation.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
3. Investments
The Nationwide Trust Company, FSB, as trustee of the Plan, holds the Plan’s investments.
The following table presents balances for 2006 and 2005 for the Plan’s current investments. Investments that represent five percent or more of the Plan’s net assets and Employer Securities are separately identified.

	2006	2005
Investments at fair value as determined by:
Quoted market price
Common stock	$10,698,441	$6,704,374
Shares of registered investment companies:
Dodge & Cox Stock Fund	38,573,776	27,326,848
American Funds EuroPacific Growth Fund	30,207,292	20,597,009
American Funds Growth Fund of America	27,663,591	21,419,739
Pimco Total Return Fund	23,475,368	19,815,717
Vanguard Institutional Index Fund	21,362,328	20,217,191
Royce Total Return Fund	12,982,290	10,582,113
Other	12,866,052	11,306,226

	177,829,138	137,969,217

Estimated fair value
Units in common collective trust:
INVESCO Stable Value Trust	32,370,136	28,874,451
Participant loans	4,721,947	3,978,689

	37,092,083	32,853,140

Total investments	$214,921,221	$170,822,357

During 2006 and 2005, the Plan’s investments (including investments bought, sold and held during each year) appreciated (depreciated) as follows:

	2006	2005
Investments at fair value as determined by:
Quoted market price
Shares of registered investment companies	$12,405,311	$6,836,481
Common Stock	4,440,970	(1,870,009)

Net change in fair value	$16,846,281	$4,966,472

4. Tax status
The IRS has determined and informed the Employer by a letter dated August 10, 2006, that the Plan and related trust are designed in accordance with applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.
5. Plan administration
A committee comprised of members appointed by the board of directors of the Employer administers the Plan.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
6. Plan termination
Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. The Employer has the right at any time, by action of its board of directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.
7. Party-in-interest
As of December 31, 2006 and 2005, the Plan’s investment portfolio includes an investment in the Common Stock of Alliance Data Systems Corporation, a party-in-interest to the Plan.
The Plan has contracts with The 401(k) Company, a third party administrator, and Nationwide Trust Company, FSB, trustee of the Plan, both of which are affiliates of Nationwide Mutual Insurance Company and receive fees for which the Plan is charged.
During the year ended December 31, 2006 the Plan reimbursed the Employer $93,217 for fees they paid that are normally paid directly by the Plan.
8. Reconciliation of financial statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$224,706,026	$179,134,885
Amounts allocated to withdrawing participants	(488,748)	(20,235)
Excess contributions payable	70,000	—
Net investment income difference between fair Value and contract value	(706,304)	—

Net assets available for benefits per Form 5500	$223,580,974	$179,114,650

The following is a reconciliation of benefit payments per the financial statements to Form 5500:

Benefit payments per the financial statements	$18,720,001
Amounts allocated to withdrawing participants
At December 31, 2006	488,748
At December 31, 2005	(20,235)
Other	(425)

Benefit payments per Form 5500	$19,188,089

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
The following is a reconciliation of the net increase in net assets available for benefits per the financial statement to Form 5500:

Net increase in net assets prior to transfers per the financial statements	$43,416,862
Net investment income difference between fair value and contract value	(706,304)
Excess contributions to be refunded in 2007	70,000
Amounts allocated to withdrawing participants:
At December 31, 2006	(488,748)
At December 31, 2005	20,235

Net income per Form 5500	$42,312,045

9. Subsequent events
Effective January 1, 2007, for all associates employed as of that date the vesting schedule for future and past Employer’s Profit Sharing Contribution will be as follows:

Years of vested service	Percentage
Less than 3 years	0%
3 years or more	100
Subsequent to year-end the Employer acquired Abacus and during the second half of 2007 net assets of approximately $22 million will be transferred to the Plan.
Subsequent to year-end the Plan entered into an agreement with Charles Schwab Trust Company to be trustee of the Plan.
On May 17, 2007, Alliance Data Systems Corporation, a Delaware corporation and the parent company of ADSI (the “Parent Company of ADSI”), entered into an Agreement and Plan of Merger by and among Aladdin Holdco, Inc. (“Parent”), Aladdin Merger Sub, Inc. (“Merger Sub”) and the Parent Company of ADSI dated as of May 17, 2007 (the “Merger Agreement”). Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Parent Company of ADSI, and as a result the Parent Company of ADSI will continue as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). Parent is owned by an affiliate of The Blackstone Group. At the effective time of the Merger, each outstanding share of common stock of the Parent Company of ADSI (the “Common Stock”), other than shares owned by the Parent Company of ADSI, Parent, any subsidiary of the Parent Company of ADSI or Parent, or by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be cancelled and converted into the right to receive $81.75 in cash, without interest.

Alliance Data Systems 401(k) and Retirement Savings Plan
Ein #13-3163498 Plan #001
Schedule H, Line 4i
Schedule of Assets Held at End of Year
December 31, 2006

		(c)
		Description of investment
	(b)	including maturity date,
	Identity of issuer,	rate of interest,	(d)	(e)
	borrower, lessor, or	collateral, par or maturity	(1)	Current
(a)	similar party	value	Cost	Value
*	Alliance Data Systems Corporation	Common Stock — 153,962 shares		$9,618,006
	Dodge & Cox Stock Fund	Mutual fund — 251,360 shares		38,573,776
	American Funds EuroPacific Growth Fund	Mutual fund — 648,792 shares		30,207,292
	American Funds Growth Fund of America	Mutual fund — 841,606 shares		27,663,591
	Pimco Total Return Fund	Mutual fund — 2,261,596 shares		23,475,368
	Vanguard Institutional Index Fund	Mutual fund — 164,845 shares		21,362,328
	Royce Total Return Fund	Mutual fund — 953,873 shares		12,982,290
	Old Mutual Copper Rock Emerging Growth	Mutual fund — 553,534 shares		6,498,491
	Legg Mason Value Trust Fund	Mutual fund — 73,101 shares		5,801,295
	Federated Capital Reserve	Mutual fund — 19,553 shares		19,553
	INVESCO Stable Value Trust	Common collective trust — 33,076,440 units		32,370,136
	Self Directed Brokerage Accounts			1,627,148
*	Participant Loans	5.00% — 10.00%	—	4,721,947

*	Represents a party-in-interest

(1)	Cost information omitted — investment is part of individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

The notes to the financial statements are an integral part of this schedule.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.
Date: June 28, 2007

ALLIANCE DATA SYSTEMS 401(k) AND RETIREMENT SAVINGS PLAN

By:	/s/ Transient C. Taylor
Transient C. Taylor
Executive Vice President — Human Resources and Member of the Benefits Administration Committee

INDEX TO EXHIBITS

Exhibit No.	Description

* 23	Consent of Independent Registered Public Accounting Firm

*	filed herewith